FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 15, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL LTD. ANNOUNCES DEVELOPMENTS RE.
CONTROLLING SHAREHOLDER

NETANYA, Israel, October 15, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that following its previous announcements regarding receivership actions taken in relation to its indirect controlling shareholder, Discount Investment Corporation Ltd., or DIC's  shares, pledged in favor of the debenture holders of IDB Development Corporation Ltd., or IDB, the Ministry of Communications granted its approval to the previously reported appointment of receivers to the pledged DIC shares representing approximately 70% of DIC's share capital. In addition, the court approved their appointment as permanent receivers and the appointment of temporary receiver to additional pledged DIC shares representing approximately 12% of DIC's share capital. The court further approved the publication by the receivers of an invitation to make offers for the purchase of the pledged DIC shares.

For additional details see the Company's current reports on Form 6-K dated September 23 and 27, 2020.

The Company shall continue to report material developments, as and to the extent such developments occur.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.734 million cellular subscribers (as at June 30, 2020) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).

For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shai Amsalem Chief Financial Officer investors@cellcom.co.il Tel: +972-52-998-9735	Investor Relations Contact Elad Levy Investor Relations Manager investors@cellcom.co.il Tel: +972-52-998-4774

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	For October 15, 2020	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary